HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS
For the three and six months ended June 30, 2022 and 2021

The following Management’s Discussion and Analysis (MD&A) of the financial condition and results of operations should be read together with the unaudited condensed interim consolidated financial statements and accompanying notes thereto (Consolidated Financial Statements) of Hydro One Limited (Hydro One or the Company) for the three and six months ended June 30, 2022, as well as the Company’s audited consolidated financial statements and MD&A for the year ended December 31, 2021. The Consolidated Financial Statements have been prepared in accordance with United States (US) Generally Accepted Accounting Principles (GAAP). All financial information in this MD&A is presented in Canadian dollars, unless otherwise indicated.
The Company has prepared this MD&A in accordance with National Instrument 51-102 - Continuous Disclosure Obligations of the Canadian Securities Administrators. Under the US/Canada Multijurisdictional Disclosure System, the Company is permitted to prepare this MD&A in accordance with the disclosure requirements of Canadian securities laws and regulations, which can vary from those of the US. This MD&A provides information as at and for the three and six months ended June 30, 2022, based on information available to management as of August 8, 2022.
CONSOLIDATED FINANCIAL HIGHLIGHTS AND STATISTICS

	Three months ended June 30			Six months ended June 30
(millions of dollars, except as otherwise noted)	2022	2021	Change	2022	2021	Change
Revenues	1,840	1,722	6.9%	3,887	3,533	10.0%
Purchased power	852	838	1.7%	1,866	1,732	7.7%
Revenues, net of purchased power[1]	988	884	11.8%	2,021	1,801	12.2%
Operation, maintenance and administration (OM&A) costs	286	289	(1.0%)	574	571	0.5%
Depreciation, amortization and asset removal costs	258	225	14.7%	495	448	10.5%
Financing charges	119	104	14.4%	236	220	7.3%
Income tax expense	68	26	161.5%	147	52	182.7%
Net income to common shareholders of Hydro One	255	238	7.1%	565	506	11.7%

Basic earnings per common share (EPS)	$0.43	$0.40	7.5%	$0.94	$0.85	10.6%
Diluted EPS	$0.42	$0.40	5.0%	$0.94	$0.84	11.9%

Net cash from operating activities	621	412	50.7%	1,064	929	14.5%
Funds from operations (FFO)[1]	523	441	18.6%	1,152	1,008	14.3%

Capital investments	612	553	10.7%	1,061	1,080	(1.8%)
Assets placed in-service	547	300	82.3%	776	457	69.8%

Transmission: Average monthly Ontario 60-minute peak demand (MW)	20,167	19,448	3.7%	20,422	19,693	3.7%
Distribution: Electricity distributed to Hydro One customers (GWh)	6,754	6,750	0.1%	15,649	14,906	5.0%

As at	June 30, 2022	December 31, 2021
Debt to capitalization ratio[2]	56.4%	56.5%
1    The Company prepares and presents its financial statements in accordance with US GAAP. The Company also utilizes non-GAAP financial measures to assess its business and measure overall underlying business performance. FFO and Revenues, net of purchased power are non-GAAP financial measures. Non-GAAP financial measures do not have a standardized meaning under GAAP, which is used to prepare the Company’s financial statements and might not be comparable to similar financial measures presented by other entities. See section “Non-GAAP Financial Measures” for a discussion of these non-GAAP financial measures and a reconciliation of such measures to the most directly comparable GAAP measure.
2    Debt to capitalization ratio is a non-GAAP ratio. Non-GAAP ratios do not have a standardized meaning under GAAP, which is used to prepare the Company’s financial statements and might not be comparable to similar financial measures presented by other entities. See section “Non-GAAP Financial Measures” for a discussion of this non-GAAP ratio and its component elements.
OVERVIEW
The Company's transmission business consists of the transmission system operated by subsidiaries of Hydro One Inc. (a wholly-owned subsidiary of the Company), Hydro One Networks Inc. (Hydro One Networks) and Hydro One Sault Ste. Marie LP (HOSSM), as well as an approximately 66% interest in B2M Limited Partnership, a limited partnership between Hydro One and the Saugeen Ojibway Nation, and an approximately 55% interest in Niagara Reinforcement Limited Partnership, a limited partnership between Hydro One and Six Nations of the Grand River Development Corporation and the Mississaugas of the Credit First Nation.
Hydro One’s distribution business consists of the distribution system operated by Hydro One Inc.'s subsidiaries, Hydro One Networks and Hydro One Remote Communities Inc. (Hydro One Remote Communities).

1

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and six months ended June 30, 2022 and 2021
The other segment consists principally of Hydro One's subsidiary, Acronym Solutions Inc., which provides telecommunications support for the Company’s transmission and distribution businesses, as well as a comprehensive suite of Information Communications Technology solutions. The other segment also consists of other investments, including a joint venture that owns and operates electric vehicle fast charging stations across Ontario under the Ivy Charging Network brand, as well as certain corporate activities, and is not rate-regulated.
For the six months ended June 30, 2022 and 2021, Hydro One’s segments accounted for the Company’s total revenues, net of purchased power1, as follows:

Six months ended June 30	2022	2021
Transmission	51%	50%
Distribution	48%	49%
Other	1%	1%
At June 30, 2022 and December 31, 2021, Hydro One’s segments accounted for the Company’s total assets as follows:

As at	June 30, 2022	December 31, 2021
Transmission	61%	60%
Distribution	38%	38%
Other	1%	2%
RESULTS OF OPERATIONS
Net Income
Net income attributable to common shareholders of Hydro One for the quarter ended June 30, 2022 of $255 million is an increase of $17 million, or 7.1%, from the prior year. Significant influences on net income attributable to common shareholders of Hydro One included:
•higher revenues, net of purchased power,1 resulting from:
•an increase in transmission revenues due to Ontario Energy Board (OEB)-approved 2022 transmission rates and higher peak demand; and
•an increase in distribution revenues, net of purchased power,1 mainly due to OEB-approved 2022 distribution rates.
•lower OM&A costs as lower corporate support costs and lower work program expenditures were partially offset by a higher allowance for doubtful accounts.
•higher depreciation, amortization and asset removal costs due to growth in capital assets as the Company continues to place new assets in-service, consistent with its ongoing capital investment program, as well as higher asset removal costs primarily resulting from storm restoration efforts.
•higher financing charges attributable to the recognition of carrying charges associated with the recovery of deferred tax asset (DTA) amounts previously shared with ratepayers (DTA Recovery Amounts) pursuant to the OEB's decision in April 2021 (DTA Implementation Decision) in the second quarter of 2021.
•higher income tax expense primarily attributable to:
•higher pre-tax earnings adjusted for the DTA Implementation Decision; largely offset by
•higher deductible timing differences compared to the prior year.
Revenue was also positively impacted by the DTA Implementation Decision. In its DTA Implementation Decision, the OEB approved recovery of the DTA amounts allocated to ratepayers and included in customer rates for the 2017 to 2021 period plus carrying charges over a two-year recovery period commencing on July 1, 2021. In addition, the DTA Implementation Decision required that Hydro One adjust the transmission revenue requirement and base distribution rates effective January 1, 2022 to eliminate any further tax savings flowing to customers. These impacts are offset by a higher tax expense and are therefore net income neutral in the period. See section "Regulation" for additional details.
Net income attributable to common shareholders of Hydro One for the six months ended June 30, 2022 of $565 million is an increase of $59 million, or 11.7%, from the prior year. Year-to-date results were impacted by similar factors as noted above.
EPS
EPS was $0.43 and $0.94 for the three and six months ended June 30, 2022, compared to EPS of $0.40 and $0.85 in 2021. The increase in EPS was primarily driven by the impact of higher earnings year over year, as noted above.
1 Revenues, net of purchased power, is a non-GAAP financial measure. See section “Non-GAAP Financial Measures”.

2

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and six months ended June 30, 2022 and 2021
Revenues

	Three months ended June 30			Six months ended June 30
(millions of dollars, except as otherwise noted)	2022	2021	Change	2022	2021	Change
Transmission	516	448	15.2%	1,035	896	15.5%
Distribution	1,314	1,263	4.0%	2,831	2,617	8.2%
Other	10	11	(9.1%)	21	20	5.0%
Total revenues	1,840	1,722	6.9%	3,887	3,533	10.0%

Transmission	516	448	15.2%	1,035	896	15.5%
Distribution revenues, net of purchased power[1]	462	425	8.7%	965	885	9.0%
Other	10	11	(9.1%)	21	20	5.0%
Total revenues, net of purchased power[1]	988	884	11.8%	2,021	1,801	12.2%

Transmission: Average monthly Ontario 60-minute peak demand (MW)	20,167	19,448	3.7%	20,422	19,693	3.7%
Distribution: Electricity distributed to Hydro One customers (GWh)	6,754	6,750	0.1%	15,649	14,906	5.0%
1 Revenues, net of purchased power, is a non-GAAP financial measure. See section “Non-GAAP Financial Measures”.
Transmission Revenues
Transmission revenues increased by 15.2% during the quarter ended June 30, 2022, primarily due to the following:
•recovery of DTA amounts previously shared with ratepayers and the adjustment to transmission revenue requirement effective January 1, 2022 to cease sharing of DTA amounts going forward, pursuant to the DTA Implementation Decision;
•higher peak demand; and
•higher revenues resulting from OEB-approved 2022 rates.
Transmission revenues increased by 15.5% during the six months ended June 30, 2022, primarily due to similar factors as noted above.
Distribution Revenues, Net of Purchased Power2
Distribution revenues, net of purchased power,2 increased by 8.7% during the quarter ended June 30, 2022, primarily due to the following:
•higher revenues resulting from OEB-approved 2022 rates; and
•recovery of DTA amounts previously shared with ratepayers and the adjustment to base distribution rates effective January 1, 2022 to cease sharing of DTA amounts going forward, pursuant to the DTA Implementation Decision.
Distribution revenues, net of purchased power,2 increased by 9.0% during the six months ended June 30, 2022, primarily due to similar factors as noted above.
OM&A Costs

	Three months ended June 30			Six months ended June 30
(millions of dollars)	2022	2021	Change	2022	2021	Change
Transmission	97	101	(4.0%)	196	199	(1.5%)
Distribution	173	177	(2.3%)	344	344	—%
Other	16	11	45.5%	34	28	21.4%
	286	289	(1.0%)	574	571	0.5%
Transmission OM&A Costs
Transmission OM&A costs decreased by 4.0% and 1.5% for the three and six months ended June 30, 2022, respectively, primarily due to:
•lower work program expenditures.
Distribution OM&A Costs
Distribution OM&A costs decreased by 2.3% for the quarter ended June 30, 2022, primarily due to:
•lower corporate support costs resulting from higher capital expenditures in the current period; and
•integration costs incurred in the prior year; partially offset by
•a higher allowance for doubtful accounts; and
•higher work program expenditures including increased forecast environmental expenses, partially offset by lower vegetation management costs.
2 Revenues, net of purchased power, is a non-GAAP financial measure. See section “Non-GAAP Financial Measures”

3

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and six months ended June 30, 2022 and 2021
Distribution OM&A costs during the six months ended June 30, 2022, remained in-line with the same period in the prior year largely due to similar factors noted above.
Depreciation, Amortization and Asset Removal Costs
Depreciation, amortization and asset removal costs increased by $33 million and $47 million for the three and six months ended June 30, 2022, respectively, primarily due to growth in capital assets as the Company continues to place new assets in-service, consistent with its ongoing capital investment program, as well as higher asset removal costs primarily resulting from storm-related asset replacements.
Financing Charges
Financing charges increased by $15 million and $16 million for the three and six months ended June 30, 2022, respectively, primarily due to:
•the recognition of carrying charges associated with the DTA Recovery Amounts pursuant to the DTA Implementation Decision in the second quarter of 2021; and
•higher weighted-average interest rates on short-term notes.
Income Tax Expense
Income tax expense was $68 million and $147 million for the three and six months ended June 30, 2022, respectively, compared to $26 million and $52 million in the comparable periods last year. The $42 million and $95 million increase in income tax expense for the three and six months ended June 30, 2022, respectively, was primarily attributable to:
•tax expense relating to the DTA Implementation Decision which is offset by a corresponding increase in revenue and is net income neutral; as well as
•higher pre-tax earnings adjusted for the DTA Implementation Decision; partially offset by
•higher deductible timing differences compared to the prior year.
The Company realized an effective tax rate (ETR) of approximately 20.9% and 20.5% for the three and six months ended June 30, 2022, respectively, compared to approximately 9.8% and 9.3% realized in the same periods last year. The increase in each respective period was primarily attributable to the impacts of the DTA Implementation Decision.
Common Share Dividends
In 2022, the Company declared and paid cash dividends to common shareholders as follows:

Date Declared	Record Date	Payment Date	Amount per Share	Total Amount (millions of dollars)
February 24, 2022	March 16, 2022	March 31, 2022	$0.2663	159
May 4, 2022	June 8, 2022	June 30, 2022	$0.2796	168
				327
Following the conclusion of the second quarter of 2022, the Company declared a cash dividend to common shareholders as follows:

Date Declared	Record Date	Payment Date	Amount per Share	Total Amount (millions of dollars)
August 8, 2022	September 14, 2022	September 29, 2022	$0.2796	167

4

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and six months ended June 30, 2022 and 2021
QUARTERLY RESULTS OF OPERATIONS

Quarter ended (millions of dollars, except EPS and ratio)	Jun 30, 2022	Mar 31, 2022	Dec 31, 2021	Sep 30, 2021	Jun 30, 2021	Mar 31, 2021	Dec 31, 2020	Sep 30, 2020
Revenues	1,840	2,047	1,779	1,913	1,722	1,811	1,867	1,903
Purchased power	852	1,014	914	933	838	894	1,046	993
Revenues, net of purchased power[1]	988	1,033	865	980	884	917	821	910
Net income to common shareholders	255	310	159	300	238	268	161	281

Basic EPS	$0.43	$0.52	$0.27	$0.50	$0.40	$0.45	$0.27	$0.47
Diluted EPS	$0.42	$0.52	$0.26	$0.50	$0.40	$0.45	$0.27	$0.47

Earnings coverage ratio[2]	3.3	3.2	3.1	3.1	3.0	2.9	2.8	2.9
1    Revenues, net of purchased power is a non-GAAP financial measure. See section “Non-GAAP Financial Measures”.
2    Earnings coverage ratio is a non-GAAP ratio. Non-GAAP ratios do not have a standardized meaning under GAAP, which is used to prepare the Company’s financial statements and might not be comparable to similar financial measures presented by other entities. See section “Non-GAAP Financial Measures” for a discussion of this non-GAAP ratio and its component elements.
Variations in revenues and net income over the quarters are primarily due to the impact of seasonal weather conditions on customer demand and market pricing, as well as timing of regulatory decisions.
CAPITAL INVESTMENTS
The Company makes capital investments to maintain the safety, reliability and integrity of its transmission and distribution system assets and to provide for the ongoing growth and modernization required to meet the expanding and evolving needs of its customers and the electricity market. This is achieved through a combination of sustaining capital investments, which are required to support the continued operation of Hydro One’s existing assets, and development capital investments, which involve additions to both existing assets and large-scale projects such as new transmission lines and transmission stations.
Assets Placed In-Service
The following table presents Hydro One’s assets placed in-service during the three and six months ended June 30, 2022 and 2021:

	Three months ended June 30			Six months ended June 30
(millions of dollars)	2022	2021	Change	2022	2021	Change
Transmission	295	147	100.7%	415	195	112.8%
Distribution	251	150	67.3%	356	256	39.1%
Other	1	3	(66.7%)	5	6	(16.7%)
Total assets placed in-service	547	300	82.3%	776	457	69.8%
Transmission Assets Placed In-Service
Transmission assets placed in-service increased by $148 million, or 100.7%, in the second quarter of 2022, primarily due to the following:
•the new Lakeshore transmission station; and
•higher spend on transmission line refurbishments and replacements; partially offset by
•timing of assets placed in-service for station refurbishments and replacements; and
•lower volume of wood pole replacements.
Transmission assets placed in-service increased by $220 million, or 112.8%, in the six months ended June 30, 2022, primarily due to similar factors as noted above and investment placed in-service for the East-West Tie connection project.
Distribution Assets Placed In-Service
Distribution assets placed in-service increased by $101 million, or 67.3%, in the second quarter of 2022, primarily due to the following:
•higher volume of storm related asset replacements following the storm in May 2022; partially offset by
•timing of assets placed in-service for system capability reinforcement projects; and
•lower volume of wood pole replacements.
Distribution assets placed in-service increased by $100 million, or 39.1%, in the six months ended June 30, 2022, primarily due to similar factors as noted above.

5

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and six months ended June 30, 2022 and 2021
Capital Investments
The following table presents Hydro One’s capital investments during the three and six months ended June 30, 2022 and 2021:

	Three months ended June 30			Six months ended June 30
(millions of dollars)	2022	2021	Change	2022	2021	Change
Transmission
Sustaining	239	248	(3.6%)	445	492	(9.6%)
Development	53	84	(36.9%)	98	156	(37.2%)
Other	19	33	(42.4%)	45	65	(30.8%)
	311	365	(14.8%)	588	713	(17.5%)
Distribution
Sustaining	184	79	132.9%	251	156	60.9%
Development	89	73	21.9%	172	140	22.9%
Other	21	32	(34.4%)	38	64	(40.6%)
	294	184	59.8%	461	360	28.1%
Other	7	4	75.0%	12	7	71.4%
Total capital investments	612	553	10.7%	1,061	1,080	(1.8%)
Transmission Capital Investments
Transmission capital investments decreased by $54 million, or 14.8%, in the second quarter of 2022 compared to the second quarter of 2021. Principal impacts on the levels of capital investments included:
•investments in the new Ontario grid control centre in the City of Orillia and the new Lakeshore transmission station in the prior year;
•lower volume of station refurbishments and replacements; and
•lower volume of work on customer connections; partially offset by
•higher volume of transmission lines refurbishments and replacements; and
•higher spend on spare transformer purchases.
Transmission capital investments decreased by $125 million, or 17.5%, in the in the six months ended June 30, 2022 compared to the six months ended June 30, 2021, primarily due to similar factors as noted above as well as lower volume of wood pole replacements.
Distribution Capital Investments
Distribution capital investments increased by $110 million, or 59.8%, in the second quarter of 2022 compared to the second quarter of 2021. Principal impacts on the levels of capital investments included:
•higher spend on storm related asset replacements following the storm in May 2022; and
•higher spend on system capability reinforcement projects; partially offset by
•investment in the new Ontario grid control centre in the City of Orillia in the prior year; and
•lower volume of wood pole replacements.
Distribution capital investments increased by $101 million, or 28.1%, in the in the six months ended June 30, 2022 compared to the six months ended June 30, 2021, primarily due to similar factors as noted above as well as higher volume of work on customer connections partially offset by lower spend on information technology (IT) initiatives.

6

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and six months ended June 30, 2022 and 2021
Major Transmission Capital Investment Projects
The following table summarizes the status of significant transmission projects at June 30, 2022:

Project Name	Location	Type	Anticipated In-Service Date	Estimated Cost	Capital Cost To Date
			(year)	(millions of dollars)
Development Projects:
Lakeshore Transmission Station[1]	Lakeshore Southwestern Ontario	New transmission station	2022	174	152
Wataynikaneyap Power LP Line Connection	Pickle Lake Northwestern Ontario	New stations and transmission connection	2022	33	20
East-West Tie Station Expansion[2]	Northern Ontario	New transmission connection and station expansion	2023	181	180
Barrie Area Transmission Upgrade	Barrie-Innisfil Southern Ontario	Upgraded transmission line and stations	2023	125	52
Waasigan Transmission Line[3]	Thunder Bay-Atikokan-Dryden Northwestern Ontario	New transmission line	2024	68	23
Chatham to Lakeshore Transmission Line[1]	Southwestern Ontario	New transmission line and station expansion	2025	268	19
St. Clair Transmission Line[4]	Southwestern Ontario	New transmission line and station expansion	2025	38	4
Longwood to Lakeshore Transmission Line[5]	Southwestern Ontario	New transmission line and station expansion	TBD	TBD	TBD
Second Longwood to Lakeshore Transmission Line[5]	Southwestern Ontario	New transmission line and station expansion	TBD	TBD	TBD
Lakeshore to Windsor Transmission Line[5]	Southwestern Ontario	New transmission line and station expansion	TBD	TBD	TBD

Sustainment Projects:
Beck #2 Transmission Station Circuit Breaker Replacement	Niagara area Southwestern Ontario	Station sustainment	2023	135	108
Cherrywood Transmission Station Circuit Breaker Replacement	Pickering Central Ontario	Station sustainment	2023	115	86
Bruce B Switching Station Circuit Breaker Replacement	Tiverton Southwestern Ontario	Station sustainment	2024	185	154
Middleport Transmission Station Circuit Breaker Replacement	Middleport Southwestern Ontario	Station sustainment	2025	113	105
Lennox Transmission Station Circuit Breaker Replacement	Napanee Southeastern Ontario	Station sustainment	2026	152	109
Esplanade x Terauley Underground Cable Replacement	Toronto Southwestern Ontario	Line sustainment	2026	117	8
1 The Lakeshore Transmission Station and Chatham to Lakeshore Transmission Line projects were previously included as part of the Leamington Area Transmission Reinforcement Project. The Chatham to Lakeshore Transmission Line project includes the line and associated facilities and is further discussed in section “Other Developments - Supporting Critical Infrastructure in Southwestern Ontario”.
2 Due to a revised timeline of project activities, the East-West Tie Station Expansion project is being placed in-service in phases, with the first phase placed in-service in 2021. Hydro One expects that a significant portion of the project will be placed in-service in 2022, with final project in-service expected in 2023.
3 The estimated cost of the Waasigan Transmission Line relates to the development phase of the project and the anticipated in-service date reflects the anticipated completion date of the development phase only. On May 4, 2022, Hydro One entered into an agreement with First Nations communities that provides them the opportunity to acquire 50% ownership in the project. Completion of the line remains subject to stakeholder consultation and regulatory approvals.
4 The estimated cost of the St. Clair Transmission Line relates to the development phase of the project and the anticipated in-service date reflects the anticipated completion date of the development phase only. Completion of the line remains subject to stakeholder consultation and regulatory approvals.
5 The scope and timing of these Southwestern Ontario transmission reinforcements are currently under review.

7

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and six months ended June 30, 2022 and 2021
Future Capital Investments
The Company estimates future capital investments based on management’s expectations of the amount of capital expenditures that will be required to provide transmission and distribution services that are efficient, reliable, and provide value for customers, consistent with the OEB’s Renewed Regulatory Framework.
The 2022 to 2027 capital estimates differ from prior disclosures, reflecting the refined estimates of the Chatham by Lakeshore Line filed with the OEB on May 9, 2022 through a leave-to-construct application (see section "Other Developments - Supporting Critical Infrastructure in Southwestern Ontario" for further details) as well as an updated regional and system growth outlook which includes capital expenditures associated with restoration efforts of the storm in May 2022. The projections and timing of transmission and distribution expenditures included in Hydro One's rate application for years 2023 to 2027 are subject to approval of the OEB.

The following tables summarize Hydro One’s annual projected capital investments for 2022 to 2027 by business segment and by category:

By business segment: (millions of dollars)	2022	2023	2024	2025	2026	2027
Transmission[1]	1,188	1,678	1,663	1,649	1,644	1,549
Distribution	833	1,079	1,103	1,197	1,145	1,141
Other	24	17	13	11	11	14
Total capital investments[3]	2,045	2,774	2,779	2,857	2,800	2,704

By category: (millions of dollars)	2022	2023	2024	2025	2026	2027
Sustainment	1,308	1,842	1,892	1,922	1,926	1,893
Development[1]	550	644	646	694	625	585
Other[2]	187	288	241	241	249	226
Total capital investments[3]	2,045	2,774	2,779	2,857	2,800	2,704
1 Figures include investments in certain development projects of Hydro One Networks not included in the investment plan filed in support of the Joint Rate Application (JRAP).
2 "Other" capital expenditures include investments in fleet, real estate, IT, and operations technology and related functions.
3 On March 29, 2021, the Independent Electricity System Operator (IESO) requested Hydro One initiate work to develop and construct a new transmission line between Chatham and Lambton (the St Clair Line) to support agricultural growth in Southwestern Ontario. On March 31, 2022, the Minister of Energy directed the OEB to amend Hydro One Networks' transmission licence to require it to develop and seek approvals for this and three other priority transmission lines to meet growing demand in Southwestern Ontario (see section “Other Developments”). The future capital investments presented do not include capital expenditures of the three additional lines, as Hydro One is currently evaluating the scope and timing of this work.
SUMMARY OF SOURCES AND USES OF CASH
Hydro One’s primary sources of cash flows are funds generated from operations, capital market debt issuances and bank credit facilities that are used to satisfy Hydro One’s capital resource requirements, including the Company’s capital expenditures, servicing and repayment of debt, and dividend payments.

	Three months ended June 30		Six months ended June 30
(millions of dollars)	2022	2021	2022	2021
Cash provided by operating activities	621	412	1,064	929
Cash provided by (used in) financing activities	(69)	50	(545)	(589)
Cash used in investing activities	(556)	(537)	(1,028)	(1,051)
Decrease in cash and cash equivalents	(4)	(75)	(509)	(711)

8

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and six months ended June 30, 2022 and 2021
Cash provided by operating activities
Cash from operating activities increased by $209 million for the second quarter of 2022 compared to the second quarter of 2021. The increase was impacted by various factors, including the following:
•increase in net working capital deficiency primarily attributable to higher accrued liabilities mainly related to the May storm, lower accounts receivable balances, and higher payables to embedded generators, partially offset by lower cost of power payable to the IESO and higher receivables from the IESO associated with rebates for green energy purchases.
•higher pre-tax earnings; and
•the impacts of the DTA Implementation Decision recognized in the quarter.
Cash from operating activities increased by $135 million for the six months ended June 30, 2022 compared to the same period in 2021. The increase was impacted by various factors, including the following:
•higher pre-tax earnings; and
•the impacts of the DTA Implementation Decision recognized in the first six months of the year; partially offset by
•changes to certain regulatory accounts; and
•decrease in net working capital deficiency primarily attributable to higher receivables from the IESO associated with provincial funding programs, partially offset by higher cost of power payable to the IESO due to a higher Global Adjustment rate.
Cash provided by (used in) financing activities
Cash provided by financing activities decreased by $119 million and cash used in financing activities decreased by $44 million for the three and six months ended June 30, 2022, respectively, compared to 2021. This was impacted by various factors, including the following:
Sources of cash
•the Company received proceeds of $1,470 million and $2,860 million from the issuance of short-term notes in the three and six months ended June 30, 2022, respectively, compared to $1,330 million and $2,145 million received in the same periods last year.
Uses of cash
•the Company repaid $1,364 million and $2,470 million of short-term notes in the three and six months ended June 30, 2022, respectively, compared to $815 million and $1,615 million repaid in the same periods last year.
•the Company repaid $1 million and $601 million of long-term debt in the three and six months ended June 30, 2022, respectively, compared to $302 million and $802 million repaid in the same periods last year.
•common share dividends paid in the three and six months ended June 30, 2022 were $168 million and $327 million, respectively, compared to dividends of $159 million and $311 million, paid in the same periods last year.
Cash used in investing activities
Cash used in investing activities increased by $19 million and decreased by $23 million for the three and six months ended June 30, 2022, respectively, compared to the same periods in the prior year as a result of higher capital investments in the current quarter and lower capital investments in the year-to-date period. See section "Capital Investments" for comparability of capital investments made by the Company during the three and six months ended June 30, 2022 compared to the same periods last year.

9

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and six months ended June 30, 2022 and 2021
LIQUIDITY AND FINANCING STRATEGY
Short-term liquidity is provided through FFO,3 Hydro One Inc.’s commercial paper program, and the Company’s consolidated bank credit facilities. Under the commercial paper program, Hydro One Inc. is authorized to issue up to $2,300 million in short-term notes with a term to maturity of up to 365 days.
At June 30, 2022, Hydro One Inc. had $1,432 million in commercial paper borrowings outstanding, compared to $1,045 million outstanding at December 31, 2021. The Company also has revolving bank credit facilities (Operating Credit Facilities) with a total available balance of $2,550 million at June 30, 2022. In January 2022, Hydro One successfully amended its Operating Credit Facilities to incorporate environmental, social and governance targets. The facilities now include a pricing adjustment which can increase or decrease Hydro One’s cost of funding based on its performance on certain Sustainability Performance Measures, which are related to Hydro One's sustainability goals. On June 1, 2022, the maturity date for the Operating Credit Facilities was extended from 2026 to 2027. No amounts were drawn on the Operating Credit Facilities at June 30, 2022 or December 31, 2021. The Company may use the Operating Credit Facilities for working capital and general corporate purposes. The short-term liquidity under the commercial paper program, the Operating Credit Facilities, available cash on hand and anticipated levels of FFO3 are expected to be sufficient to fund the Company’s operating requirements.
At June 30, 2022, the Company had long-term debt outstanding in the principal amount of $13,053 million, which included $425 million of long-term debt issued by Hydro One, $12,495 million of long-term debt issued by Hydro One Inc., and long-term debt in the principal amount of $133 million issued by HOSSM. The long-term debt issued by Hydro One was issued under its short form base shelf prospectus (Universal Base Shelf Prospectus), as further described below. The majority of long-term debt issued by Hydro One Inc. has been issued under its Medium Term Note (MTN) Program, as further described below. The Company's total long-term debt consists of notes and debentures that mature between 2023 and 2064, and at June 30, 2022, had a weighted-average term to maturity of approximately 15.0 years (December 31, 2021 - 14.8 years) and a weighted-average coupon rate of 3.8% (December 31, 2021 - 3.8%).
In June 2022, Hydro One Inc. filed a short form base shelf prospectus in connection with its MTN Program, which has a maximum authorized principal amount of notes issuable of $4,000 million, and expires in July 2024. At June 30, 2022, $4,000 million remained available for issuance under the MTN Program prospectus.
In August 2020, Hydro One filed the Universal Base Shelf Prospectus with securities regulatory authorities in Canada. The Universal Base Shelf Prospectus allows Hydro One to offer, from time to time in one or more public offerings, up to $2,000 million of debt, equity or other securities, or any combination thereof, and expires in September 2022. At June 30, 2022, $1,575 million remained available for issuance under the Universal Base Shelf Prospectus. A new Universal Base Shelf prospectus is expected to be filed in the third quarter of 2022.
In December 2020, Hydro One Holdings Limited (HOHL) filed a short form base shelf prospectus (US Debt Shelf Prospectus) with securities regulatory authorities in Canada and the US to replace a previous prospectus that expired in December 2020. The US Debt Shelf Prospectus allows HOHL to offer, from time to time in one or more public offerings, up to US$3,000 million of debt securities, unconditionally guaranteed by Hydro One, expiring in January 2023. At June 30, 2022, no securities have been issued under the US Debt Shelf Prospectus.
Compliance
At June 30, 2022, the Company was in compliance with all financial covenants and limitations associated with the outstanding borrowings and credit facilities.
OTHER OBLIGATIONS
Off-Balance Sheet Arrangements
There are no off-balance sheet arrangements that have, or are reasonably likely to have, a material current or future effect on the Company’s financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources.

3 FFO is a non-GAAP financial measure. See section “Non-GAAP Financial Measures”.

10

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and six months ended June 30, 2022 and 2021
Summary of Contractual Obligations and Other Commercial Commitments
The following table presents a summary of Hydro One’s debt and other major contractual obligations and commercial commitments:

As at June 30, 2022 (millions of dollars)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years
Contractual obligations (due by year)
Long-term debt - principal repayments	13,053	733	1,450	500	10,370
Long-term debt - interest payments	8,173	497	952	885	5,839
Short-term notes payable	1,432	1,432	—	—	—
Pension contributions	614	107	220	228	59
Environmental and asset retirement obligations	148	43	42	24	39
Outsourcing and other agreements	159	93	47	5	14
Lease obligations	65	15	22	18	10
Long-term software/meter agreement	34	8	18	6	2
Total contractual obligations	23,678	2,928	2,751	1,666	16,333

Other commercial commitments (by year of expiry)
Operating Credit Facilities	2,550	—	—	2,550	—
Letters of credit[1]	169	169	—	—	—
Guarantees[2]	517	517	—	—	—
Total other commercial commitments	3,236	686	—	2,550	—
1 Letters of credit consist of $160 million letters of credit related to retirement compensation arrangements, a $2 million letter of credit provided to the IESO for prudential support, $4 million in letters of credit to satisfy debt service reserve requirements, and $3 million in letters of credit for various operating purposes.
2 Guarantees consist of $475 million prudential support provided to the IESO by Hydro One Inc. on behalf of its subsidiaries, and guarantees provided by Hydro One to the Minister of Natural Resources (Canada) and ONroute of $7 million and $30 million respectively, relating to OCN LP (OCN Guarantee) and $5 million relating to Aux Energy Inc., the Company's indirect subsidiary. Ontario Power Generation Inc. (OPG) has provided a $2.5 million guarantee to Hydro One related to the OCN Guarantee.
SHARE CAPITAL
The common shares of Hydro One are publicly traded on the Toronto Stock Exchange (TSX) under the trading symbol "H". Hydro One is authorized to issue an unlimited number of common shares. The amount and timing of any dividends payable by Hydro One is at the discretion of the Hydro One Board of Directors (Board) and is established on the basis of Hydro One’s results of operations, maintenance of its deemed regulatory capital structure, financial condition, cash requirements, the satisfaction of solvency tests imposed by corporate laws for the declaration and payment of dividends and other factors that the Board may consider relevant. At August 8, 2022, Hydro One had 598,714,580 issued and outstanding common shares.
The Company is authorized to issue an unlimited number of preferred shares, issuable in series. At August 8, 2022, the Company had no preferred shares issued and outstanding.
The number of additional common shares of Hydro One that would be issued if all outstanding awards under the share grant plans were vested and exercised at August 8, 2022 was 2,310,235.

11

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and six months ended June 30, 2022 and 2021
REGULATION
Electricity Rates - Joint Rate Application
In March 2018, the OEB issued a letter (OEB Letter) requesting Hydro One file a single application for distribution rates and transmission revenue requirement for the period from 2023 to 2027. The OEB Letter had indicated that Hydro One Remote Communities should be included in the single application, however, this requirement was later removed by the OEB.
On August 5, 2021, Hydro One Networks filed a custom JRAP for 2023-2027. The JRAP includes a proposed investment plan supporting the transmission and distribution revenue requirements. On March 31, 2022, Hydro One Networks filed updated evidence reflecting the impacts of updated inflation assumptions on the proposed investment plan as well as updated load forecasts. A decision is anticipated in the first quarter of 2023. The following table summarizes the key elements of Hydro One Networks' updated JRAP evidence filed with the OEB:

	Hydro One Networks - Transmission		Hydro One Networks - Distribution
Year	Rate Base (Forecast)	Revenue Requirement[1]	Rate Base (Forecast)	Revenue Requirement[1]
2023	$14,612 million	$1,849 million	$9,395 million	$1,669 million
2024	$15,517 million	$1,968 million	$10,031 million	$1,753 million
2025	$16,585 million	$2,063 million	$10,764 million	$1,832 million
2026	$17,603 million	$2,182 million	$11,478 million	$1,935 million
2027	$18,534 million	$2,267 million	$12,105 million	$2,025 million
1 Revenue requirement for 2023 to 2027 represents filing estimates utilizing the OEB's 2021 Allowed ROE of 8.34%. The ROE is calculated based on the Cost of Capital Parameters released by the OEB on November 9, 2020. ROE will be finalized towards the end of 2022.
Deferred Tax Asset
On March 7, 2019, the OEB issued its reconsideration decision (DTA Decision) with respect to Hydro One's rate-setting treatment of the benefits of the DTA resulting from the transition from the payments in lieu of tax regime to tax payments under the federal and provincial tax regimes. On April 5, 2019, the Company filed an appeal with the Ontario Divisional Court (ODC) with respect to the DTA Decision.
On July 16, 2020, the ODC rendered its decision (ODC Decision) in which it agreed with the submissions of Hydro One that the DTA should be allocated to shareholders in its entirety.
On April 8, 2021, the OEB rendered its DTA Implementation Decision regarding the recovery of the DTA amounts allocated to ratepayers for the 2017 to 2022 period. In its DTA Implementation Decision, the OEB approved recovery of the DTA amounts allocated to ratepayers and included in customer rates for the 2017 to 2021 period, plus carrying charges, over a two-year recovery period commencing on July 1, 2021. The recovery of the previously shared DTA amounts plus carrying charges is expected to result in FFO4 of approximately $135 million and $65 million in 2022 and 2023, respectively. In addition, the DTA Implementation Decision required that Hydro One adjust the transmission revenue requirement and the base distribution rates beginning January 1, 2022 to eliminate any further tax savings flowing to customers. This is expected to result in additional FFO4 of approximately $50 million in 2022, but will decline over time. The DTA Implementation Decision is also expected to result in an ETR of approximately 14% to 22% over the next five years, with the most significant impacts expected over the recovery period.
Hydro One Remote Communities
On November 3, 2021, Hydro One Remote Communities filed an application with the OEB seeking approval for a 2.2% increase to 2021 base rates, effective May 1, 2022. The application was subsequently updated to request a 3.3% increase to 2021 base rates to reflect the OEB’s annually updated inflation parameters for electricity distributors for 2022. On March 24, 2022, the OEB approved the application for rates and other charges which became effective on May 1, 2022.

4 FFO is a non-GAAP financial measure. See section “Non-GAAP Financial Measures”.

12

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and six months ended June 30, 2022 and 2021
OTHER DEVELOPMENTS
Collective Agreements
The prior collective agreement with the Canadian Union of Skilled Workers (CUSW) expired on April 30, 2022. In March 2022, Hydro One and the CUSW commenced collective bargaining with the official exchange of bargaining agendas. The agreement was ratified by the CUSW membership in May. The term of the agreement is for four years ending on April 30, 2026.
In addition, Hydro One’s collective agreement with the Power Workers’ Union for Customer Service Operations expires on September 30, 2022. Planning for collective bargaining to renew this agreement is currently underway.
Exemptive Relief
On July 28, 2022, the Canadian securities regulatory authorities granted (i) the Minister of Energy, (ii) Ontario Power Generation Inc. (on behalf of itself and the segregated funds established as required by the Nuclear Fuel Waste Act) and (iii) agencies of the Crown, provincial Crown corporations and other provincial entities (collectively, the Non-Aggregated Holders) exemptive relief, subject to certain conditions, to enable each Non-Aggregated Holder to treat securities of Hydro One and debt securities of Hydro One Inc. and Hydro One Holdings Limited that it owns or controls separately from securities of Hydro One and debt securities of Hydro One Inc. and Hydro One Holdings Limited owned or controlled by the other Non-Aggregated Holders for purposes of certain take-over bid, early warning reporting, insider reporting and control person distribution rules and certain distribution restrictions under Canadian securities laws. Hydro One was also granted relief permitting it to rely solely on insider reports and early warning reports filed by Non-Aggregated Holders when reporting beneficial ownership or control or direction over securities of Hydro One and debt securities of Hydro One Inc. and Hydro One Holdings Limited in any information circular or annual information form in respect of such securities beneficially owned or controlled by any Non-Aggregated Holder, subject to certain conditions. Substantially similar relief had previously been granted on June 6, 2017, which terminated in 2022.
Supporting Broadband and Infrastructure Expansion Act, 2021
On March 4, 2021, the Province introduced Bill 257 (Supporting Broadband and Infrastructure Expansion Act, 2021) to create a new act entitled the Building Broadband Faster Act, 2021 that is aimed at supporting the timely deployment of broadband infrastructure within unserved and underserved rural Ontario communities. Bill 257 received Royal Assent on April 12, 2021. Bill 257 amends the Ontario Energy Board Act, 1998 (OEB Act) to provide the Province with regulation-making authority regarding the development of, access to, or use of electricity infrastructure for non-electricity purposes, including to reduce or fix the annual rental charge that telecommunications service providers must pay to attach their wireline broadband telecommunications attachments to utility poles, establish performance standards and timelines for how utilities must respond to attachment requests and require utilities to consider joint use of poles during planning processes. The Building Broadband Faster Act (BBFA) Guideline and regulations informing the legislative changes were published on November 30, 2021. The regulation regarding electricity infrastructure and designated broadband projects under the OEB Act came into force on April 21, 2022. The Company continues to be engaged with the Province on implementing an appropriate regulatory framework to support the published BBFA Guideline and regulations, including arrangements to sustain the Company’s revenues and recovery of reasonable associated costs. On December 16, 2021, the OEB issued a decision and order that lowered the annual wireline attachment rate for telecommunications carriers from $44.50 per attacher per pole to $34.76 per attacher per pole. On March 7, 2022, the Province introduced Bill 93 (Getting Ontario Connected Act, 2022). Bill 93 received Royal Assent on April 14, 2022. Bill 93 amends the BBFA to ensure that organizations that own underground utility infrastructure near a designated high-speed internet project provide timely access to their infrastructure data, which would allow internet service providers to quickly start work on laying down underground high-speed internet infrastructure. On July 7, 2022, the OEB established a deferral account for rate-regulated distributors to record incremental costs associated with carrying out activities pertaining to designated broadband projects. The Company will continue to assess the impact as more details become available.
Supporting Critical Transmission Infrastructure in Southwestern Ontario
On March 31, 2022, the Minister of Energy directed the OEB to amend Hydro One Networks' licence to require it to develop and seek approvals for four priority transmission line projects to meet growing electricity demand in Southwestern Ontario: the St. Clair Line (a 230kV line from Lambton Transformer Station (TS) to Chatham Switching Station (SS)); two 500 kV lines from Longwood TS to Lakeshore TS; and a 230kV line connecting the Windsor area to the Lakeshore TS.
On May 9, 2022, Hydro One filed a leave-to-construct application seeking OEB approval for the Chatham to Lakeshore Transmission Line project in Southwestern Ontario. In December 2020, the Minister of Energy issued a directive to the OEB to amend Hydro One Networks’ transmission licence to include a requirement that Hydro One proceed to develop and seek all necessary approvals for the project. The cost of this project is estimated at $268 million (see section "Major Transmission Capital Investment Projects").

13

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and six months ended June 30, 2022 and 2021
Sustainability Report
The Hydro One 2021 Sustainability Report entitled "Energizing life for people & communities" is available on the Company’s website at www.hydroone.com/sustainability.
The 2021 Sustainability Report discloses the Company’s environmental, social and governance performance and provides a better understanding of how Hydro One manages the opportunities and challenges associated with its business. The report also includes disclosure relating to the Company’s current efforts in its priority areas of People, Planet and Community.
HYDRO ONE BOARD OF DIRECTORS AND EXECUTIVE OFFICERS
Directors and Executive Officers
Effective June 8, 2022, Jessica McDonald was no longer a director of the Board. On June 8, 2022, Mark Podlasly was elected to the Board.
On June 21, 2022, Mark Poweska, former President and Chief Executive Officer, resigned as a director and officer of Hydro One. On the same date, Hydro One announced the appointment of William (Bill) Sheffield as Interim President and Chief Executive Officer.
NON-GAAP FINANCIAL MEASURES
Hydro One uses a number of financial measures to assess its performance. The Company presents FFO or “funds from operations” to reflect a measure of the Company’s cash flow; and revenues, net of purchased power to reflect revenues net of the cost of purchased power. FFO and revenues, net of purchased power are non-GAAP financial measures which do not have a standardized meaning prescribed by GAAP and might not be comparable to similar measures presented by other entities. They should not be considered in isolation nor as a substitute for analysis of the Company’s financial information reported under GAAP.
Hydro One also uses financial ratios that are non-GAAP ratios such as debt to capitalization ratio and earnings coverage ratio. Non-GAAP ratios do not have a standardized meaning prescribed by GAAP and might not be comparable to similar measures presented by other entities. They should not be considered in isolation nor as a substitute for analysis of the Company’s financial information reported under GAAP.
Funds From Operations
FFO is defined as net cash from operating activities, adjusted for (i) changes in non-cash balances related to operations, (ii) dividends paid on preferred shares, and (iii) distributions to noncontrolling interest. Management believes that FFO is helpful as a supplemental measure of the Company’s operating cash flows as it excludes timing-related fluctuations in non-cash operating working capital and cash flows not attributable to common shareholders. As such, management believes that FFO provides a consistent measure of the cash generating performance of the Company’s assets.
The following table provides a reconciliation of GAAP (reported) results to non-GAAP (adjusted) results on a consolidated basis.

	Three months ended June 30		Six months ended June 30
(millions of dollars)	2022	2021	2022	2021
Net cash from operating activities	621	412	1,064	929
Changes in non-cash balances related to operations	(96)	31	94	83
Distributions to noncontrolling interest	(2)	(2)	(6)	(4)
FFO	523	441	1,152	1,008

14

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and six months ended June 30, 2022 and 2021
Revenues, Net of Purchased Power
Revenues, net of purchased power is defined as revenues less the cost of purchased power; distribution revenues, net of purchased power is defined as distribution revenues less the cost of purchased power. These measures are used internally by management to assess the impacts of revenue on net income and are considered useful because they exclude the cost of power that is fully recovered through revenues and therefore net income neutral.
The following tables provide a reconciliation of GAAP (reported) revenues to non-GAAP (adjusted) revenues, net of purchased power on a consolidated basis.

Quarter ended (millions of dollars)	Jun 30, 2022	Mar 31, 2022	Dec 31, 2021	Sep 30, 2021	Jun 30, 2021	Mar 31, 2021	Dec 31, 2020	Sep 30, 2020
Revenues	1,840	2,047	1,779	1,913	1,722	1,811	1,867	1,903
Less: Purchased power	852	1,014	914	933	838	894	1,046	993
Revenues, net of purchased power	988	1,033	865	980	884	917	821	910

Quarter ended (millions of dollars)	Jun 30, 2022	Mar 31, 2022	Dec 31, 2021	Sep 30, 2021	Jun 30, 2021	Mar 31, 2021	Dec 31, 2020	Sep 30, 2020
Distribution revenues	1,314	1,517	1,347	1,395	1,263	1,354	1,457	1,410
Less: Purchased power	852	1,014	914	933	838	894	1,046	993
Distribution revenues, net of purchased power	462	503	433	462	425	460	411	417
Debt to Capitalization Ratio
The Company believes that the debt to capitalization ratio is an important non-GAAP ratio in the management of its debt levels. This non-GAAP ratio does not have a standardized meaning under US GAAP and may not be comparable to similar measures presented by other entities. Debt to capitalization ratio has been calculated as total debt (including total long-term debt and short-term borrowings, net of cash and cash equivalents) divided by total debt plus total shareholders’ equity, but excluding any amounts related to noncontrolling interest. Management believes that the debt to capitalization ratio is helpful as a measure of the proportion of debt in the Company's capital structure.

As at (millions of dollars)	June 30, 2022	December 31, 2021
Short-term notes payable	1,432	1,045
Less: cash and cash equivalents	(31)	(540)
Long-term debt (current portion)	738	603
Long-term debt (long-term portion)	12,280	13,017
Total debt (A)	14,419	14,125

Shareholders' equity (excluding noncontrolling interest)	11,144	10,888
Total debt plus shareholders' equity (B)	25,563	25,013

Debt-to-capitalization ratio (A/B)	56.4%	56.5%
Earnings Coverage Ratio
Earnings coverage ratio is defined as earnings before income taxes and financing charges attributable to shareholders, divided by the sum of financing charges and capitalized interest, and is calculated on a rolling twelve-month basis. The Company believes that the earnings coverage ratio is an important non-GAAP measure in the management of its liquidity. This non-GAAP ratio does not have a standardized meaning under US GAAP and may not be comparable to similar measures presented by other entities.

15

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and six months ended June 30, 2022 and 2021

Quarter ended (millions of dollars)	Jun 30, 2022	Mar 31, 2022	Dec 31, 2021	Sep 30, 2021	Jun 30, 2021	Mar 31, 2021	Dec 31, 2020	Sep 30, 2020
Year-to-date net income to preferred shareholder	—	—	—	—	—	—	18	18
Year-to-date net income to common shareholder	565	310	965	806	506	268	1,770	1,609
	565	310	965	806	506	268	1,788	1,627
Year-to-date income tax expense	147	79	178	123	52	26	(785)	(812)
Year-to-date financing charges	236	117	461	338	220	116	471	352
Earnings before income taxes and financing charges attributable to common shareholders and preferred shareholder	948	506	1,604	1,267	778	410	1,474	1,167

Twelve months ended (millions of dollars)	Jun 30, 2022	Mar 31, 2022	Dec 31, 2021	Sep 30, 2021	Jun 30, 2021	Mar 31, 2021	Dec 31, 2020	Sep 30, 2020
Earnings before income taxes and financing charges attributable to common shareholders and preferred shareholder (A)	1,774	1,700	1,604	1,574	1,511	1,520	1,474	1,501

Quarter ended (millions of dollars)	Jun 30, 2022	Mar 31, 2022	Dec 31, 2021	Sep 30, 2021	Jun 30, 2021	Mar 31, 2021	Dec 31, 2020	Sep 30, 2020
Financing charges	236	117	461	338	220	116	471	352
Capitalized interest	31	15	60	44	29	13	49	36
Financing charges and capitalized interest	267	132	521	382	249	129	520	388

Twelve months ended (millions of dollars)	Jun 30, 2022	Mar 31, 2022	Dec 31, 2021	Sep 30, 2021	Jun 30, 2021	Mar 31, 2021	Dec 31, 2020	Sep 30, 2020
Financing charges and capitalized interest (B)	539	524	521	514	509	520	520	516

Earnings coverage ratio = A/B	3.3	3.2	3.1	3.1	3.0	2.9	2.8	2.9
RELATED PARTY TRANSACTIONS
The Province is a shareholder of Hydro One with approximately 47.2% ownership at June 30, 2022. The IESO, OPG, Ontario Electricity Financial Corporation (OEFC), and the OEB are related parties to Hydro One because they are controlled or significantly influenced by the Ministry of Energy. OCN LP is a joint-venture limited partnership between a subsidiary of Hydro One and OPG. The following is a summary of the Company’s related party transactions during the three and six months ended June 30, 2022 and 2021:

(millions of dollars)		Three months ended June 30		Six months ended June 30
Related Party	Transaction	2022	2021	2022	2021
Province	Dividends paid	79	75	154	147
IESO	Power purchased	408	392	1,186	1,031
	Revenues for transmission services	512	443	1,028	885
	Amounts related to electricity rebates	243	242	544	548
	Distribution revenues related to rural rate protection	60	60	121	122
	Distribution revenues related to supply of electricity to remote northern communities	9	9	18	18
OPG[1]	Power purchased	5	1	11	5
	Revenues related to provision of services and supply of electricity	2	1	4	3
	Capital contribution received from OPG	—	—	2	2
	Costs related to the purchase of services	1	1	1	1
OEFC	Power purchased from power contracts administered by the OEFC	—	—	1	—
OEB	OEB fees	3	2	5	4
OCN LP2	Investment in OCN LP	1	—	1	—
1 OPG has provided a $2.5 million guarantee to Hydro One related to the OCN Guarantee. See section "Other Obligations - Summary of Contractual Obligations and Other Commercial Commitments" for details related to the OCN Guarantee.
2    OCN LP owns and operates electric vehicle fast charging stations across Ontario, under the Ivy Charging Network brand.

16

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and six months ended June 30, 2022 and 2021
RISK MANAGEMENT AND RISK FACTORS
Hydro One is subject to numerous risks and uncertainties. Critical to Hydro One’s success is the identification, management, and to the extent possible, mitigation of these risks. Hydro One’s Enterprise Risk Management program assists decision-makers throughout the organization with the management of key business risks, including new and emerging risks and opportunities.
A discussion of the material risks relating to Hydro One and its business that the Company believes would be the most likely to influence an investor’s decision to purchase Hydro One’s securities can be found under the heading “Risk Management and Risk Factors” in the 2021 MD&A.
DISCLOSURE CONTROLS AND PROCEDURES AND INTERNAL CONTROL OVER FINANCIAL REPORTING
Management is responsible for establishing and maintaining adequate disclosure controls and procedures and internal control over financial reporting as defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings. Internal control, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives and due to its inherent limitations, may not prevent or detect all misrepresentations.
There were no changes in the Company’s internal control over financial reporting during the three months ended June 30, 2022 that materially affected, or are reasonably likely to materially affect, the Company’s disclosure controls and procedures and internal control over financial reporting.
NEW ACCOUNTING PRONOUNCEMENTS
The following tables present Accounting Standards Updates (ASUs) issued by the Financial Accounting Standards Board (FASB) that are applicable to Hydro One:
Recently Adopted Accounting Guidance

Guidance	Date issued	Description	Effective date	Impact on Hydro One
ASU 2020-06	August 2020	The update addresses the complexity associated with applying US GAAP for certain financial instruments with characteristics of liabilities and equity. The amendments reduce the number of accounting models for convertible debt instruments and convertible preferred stock.	January 1, 2022	No impact upon adoption
ASU 2021-05	July 2021	The amendments are intended to align lease classification requirements for lessors under Topic 842 with Topic 840's practice.	January 1, 2022	No impact upon adoption
ASU 2021-10	November 2021	The update addresses diversity on the recognition, measurement, presentation and disclosure of government assistance received by business entities.	January 1, 2022	No impact upon adoption
Recently Issued Accounting Guidance Not Yet Adopted

Guidance	Date issued	Description	Effective date	Anticipated Impact on Hydro One
ASU 2021-08	October 2021	The amendments address how to determine whether a contractual obligation represents a liability to be recognized by the acquirer in a business combination.	January 1, 2023	Under assessment
ASU 2022-02	March 2022	The amendments eliminate the troubled debt restructuring (TDR) accounting model for entities that have adopted Topic 326 Financial Instrument – Credit Losses and modifies the guidance on vintage disclosure requirements to require disclosure of current-period gross write-offs by year of origination.	January 1, 2023	Upon adoption, the Company will disclose the current period gross write-offs by year of origination relating to its accounts receivable

17

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and six months ended June 30, 2022 and 2021
HYDRO ONE HOLDINGS LIMITED - CONSOLIDATING SUMMARY FINANCIAL INFORMATION
Hydro One Limited fully and unconditionally guarantees the payment obligations of its wholly-owned subsidiary, HOHL, issuable under the short form base shelf prospectus dated December 17, 2020. Accordingly, the following consolidating summary financial information is provided in compliance with the requirements of section 13.4 of National Instrument 51-102 - Continuous Disclosure Obligations providing for an exemption for certain credit support issuers. The tables below contain consolidating summary financial information at June 30, 2022 and December 31, 2021 and for the three and six months ended June 30, 2022 and June 30, 2021 for: (i) Hydro One Limited; (ii) HOHL; (iii) the subsidiaries of Hydro One Limited, other than HOHL, on a combined basis, (iv) consolidating adjustments, and (v) Hydro One Limited and all of its subsidiaries on a consolidated basis, in each case for the periods indicated. Such summary financial information is intended to provide investors with meaningful and comparable financial information about Hydro One Limited and its subsidiaries. This summary financial information should be read in conjunction with Hydro One Limited's most recently issued annual and interim financial statements. This summary financial information has been prepared in accordance with US GAAP, as issued by the FASB.

Three months ended June 30 (millions of dollars)	Hydro One Limited		HOHL		Subsidiaries of Hydro One Limited, other than HOHL		Consolidating Adjustments		Total Consolidated Amounts of Hydro One Limited
	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
Revenue	168	160	—	—	2,035	1,904	(363)	(342)	1,840	1,722
Net Income (Loss) Attributable to Common Shareholders	167	160	—	—	434	417	(346)	(339)	255	238

Six months ended June 30 (millions of dollars)	Hydro One Limited		HOHL		Subsidiaries of Hydro One Limited, other than HOHL		Consolidating Adjustments		Total Consolidated Amounts of Hydro One Limited
	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
Revenue	327	311	—	—	4,273	3,908	(713)	(686)	3,887	3,533
Net Income (Loss) Attributable to Common Shareholders	326	311	—	—	920	861	(681)	(666)	565	506

As at June 30, 2022 and December 31, 2021 (millions of dollars)	Hydro One Limited		HOHL		Subsidiaries of Hydro One Limited, other than HOHL		Consolidating Adjustments		Total Consolidated Amounts of Hydro One Limited
	Jun. 2022	Dec.2021	Jun. 2022	Dec.2021	Jun. 2022	Dec.2021	Jun. 2022	Dec.2021	Jun. 2022	Dec.2021
Current Assets	108	97	—	—	2,239	2,742	(1,037)	(1,013)	1,310	1,826
Non-Current Assets	3,459	3,450	—	—	45,108	45,019	(19,320)	(19,912)	29,247	28,557
Current Liabilities	491	475	—	—	3,919	3,507	(1,024)	(1,004)	3,386	2,978
Non-Current Liabilities	425	425	—	—	27,813	28,892	(12,297)	(12,888)	15,941	16,429
FORWARD-LOOKING STATEMENTS AND INFORMATION
The Company’s oral and written public communications, including this document, often contain forward-looking statements that are based on current expectations, estimates, forecasts and projections about the Company’s business, the industry, regulatory and economic environments in which it operates, and includes beliefs and assumptions made by the management of the Company. Such statements include, but are not limited to, statements regarding: the Company’s transmission and distribution rate applications including the JRAP and its proposed investment plan, resulting and related decisions including the DTA Implementation Decision, as well as resulting rates, recovery and expected impacts and timing; expectations about the Company’s liquidity and capital resources and operational requirements; the Operating Credit Facilities; expectations regarding the Company’s financing activities; the Company’s maturing debt; the Company’s ongoing and planned projects, initiatives and expected capital investments, including expected results, costs and in-service and completion dates; contractual obligations and other commercial commitments; the number of Hydro One common shares issuable in connection with outstanding awards under the share grant plans; collective bargaining and agreements, including the expiry thereof; Bill 257 and Bill 93, related regulations and the expected timing and impacts; future pension contributions; dividends; non-GAAP financial measures; internal controls over financial reporting and disclosure; recent accounting-related guidance and anticipated impacts; the MTN Program; the Universal Base Shelf Prospectus, including the expected timing for filing of a new prospectus; and the US Debt Shelf Prospectus. Words such as “expect”, “anticipate”, “intend”, “attempt”, “may”, “plan”, “will”, “would”, “believe”, “seek”, “estimate”, “goal”, “aim”, “target”, and variations of such words and similar expressions are intended to identify such forward-looking statements. These statements are not guarantees of future performance and involve assumptions and risks and uncertainties that are difficult to predict. Therefore, actual outcomes and results may differ materially from what is expressed, implied or

18

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and six months ended June 30, 2022 and 2021
forecasted in such forward-looking statements. Hydro One does not intend, and it disclaims any obligation, to update any forward-looking statements, except as required by law.
These forward-looking statements are based on a variety of factors and assumptions including, but not limited to, the following: the scope of the COVID-19 pandemic and duration thereof as well as the effect and severity of corporate and other mitigation measures on the Company’s operations, supply chain or employees; no unforeseen changes in the legislative and operating framework for Ontario’s electricity market or for Hydro One specifically; favourable decisions from the OEB and other regulatory bodies concerning outstanding and future rate and other applications; no unexpected delays in obtaining the required approvals; no unforeseen changes in rate orders or rate setting methodologies for the Company’s distribution and transmission businesses; continued use of US GAAP; a stable regulatory environment; no unfavourable changes in environmental regulation; no significant changes to the Company's current credit ratings; no unforeseen impacts of new accounting pronouncements; no changes to expectations regarding electricity consumption; no unforeseen changes to economic and market conditions; recoverability of costs and expenses related to the COVID-19 pandemic, including the costs of customer defaults resulting from the pandemic; completion of operating and capital projects that have been deferred; and no significant event occurring outside the ordinary course of business. These assumptions are based on information currently available to the Company, including information obtained from third-party sources. Actual results may differ materially from those predicted by such forward-looking statements. While Hydro One does not know what impact any of these differences may have, the Company’s business, results of operations, financial condition and credit stability may be materially adversely affected. Factors that could cause actual results or outcomes to differ materially from the results expressed or implied by forward-looking statements include, among other things:
•a significant expansion in length or severity of the COVID-19 pandemic, including the spread of its variants, restricting or prohibiting the Company’s operations or significantly impacting the Company’s supply chain or workforce;
•severity of mitigation measures related to the COVID-19 pandemic;
•delays in completion of and increases in costs of operating and capital projects;
•regulatory risks and risks relating to Hydro One’s revenues, including risks relating to rate orders and the rate-setting models for transmission and distribution, actual performance against forecasts and capital expenditures, competition with other transmitters and other applications to the OEB, the recoverability of total compensation costs or denials of applications;
•risks associated with the Province’s share ownership of Hydro One and other relationships with the Province, including potential conflicts of interest that may arise between Hydro One, the Province and related parties, risks associated with the Province’s exercise of further legislative and regulatory powers in the implementation of the Hydro One Accountability Act, risks relating to the ability of the Company to attract and retain qualified executive talent or the risk of a credit rating downgrade for the Company and its impact on the Company’s funding and liquidity;
•risks relating to the location of the Company’s assets on reserve (as defined in the Indian Act (Canada)) (Reserve) lands and the risk that Hydro One may incur significant costs associated with transferring assets located on Reserves;
•the risk that the Company may be unable to comply with regulatory and legislative requirements or that the Company may incur additional costs for compliance that are not recoverable through rates;
•the risk of exposure of the Company’s facilities to the effects of severe weather conditions, natural disasters, man-made events or other unexpected occurrences for which the Company is uninsured or for which the Company could be subject to claims for damage;
•the risk of non-compliance with environmental regulations and inability to recover environmental expenditures in rate applications and the risk that assumptions that form the basis of the Company’s recorded environmental liabilities and related regulatory assets may change;
•risks associated with information system security and maintaining complex information technology (IT) and operational technology (OT) system infrastructure, including system failures or risks of cyber-attacks or unauthorized access to corporate IT and OT systems;
•the risk of labour disputes and inability to negotiate or renew appropriate collective agreements on acceptable terms consistent with the Company’s rate decisions;
•risks related to the Company’s work force demographic and its potential inability to attract and retain qualified personnel;
•the risk that the Company is not able to arrange sufficient cost-effective financing to repay maturing debt and to fund capital expenditures;
•risks associated with fluctuations in interest rates and failure to manage exposure to credit and financial instrument risk;
•risks associated with economic uncertainty and financial market volatility;
•the risk that the Company may not be able to execute plans for capital projects necessary to maintain the performance of the Company’s assets or to carry out projects in a timely manner or the risk of increased competition for the development of large transmission projects or legislative changes affecting the selection of transmitters;
•risks associated with asset condition, capital projects and innovation, including public opposition to or delays or denials of the requisite approvals and accommodations for the Company’s planned projects;
•the risk of failure to mitigate significant health and safety risks;
•the risk of not being able to recover the Company’s pension expenditures in future rates and uncertainty regarding the future regulatory treatment of pension, other post-employment benefits and post-retirement benefits costs;
•the impact of the ownership by the Province of lands underlying the Company’s transmission system;
•the risk associated with legal proceedings that could be costly, time-consuming or divert the attention of management and key personnel from the Company’s business operations;

19

HYDRO ONE LIMITED
MANAGEMENT’S DISCUSSION AND ANALYSIS (continued)
For the three and six months ended June 30, 2022 and 2021
•the impact if the Company does not have valid occupational rights on third-party owned or controlled lands and the risks associated with occupational rights of the Company that may be subject to expiry;
•risks relating to adverse reputational events or political actions;
•the potential that Hydro One may incur significant expenses to replace functions currently outsourced if agreements are terminated or expire before a new service provider is selected;
•risks relating to acquisitions, including the failure to realize anticipated benefits of such transaction at all, or within the time periods anticipated, and unexpected costs incurred in relation thereto;
•the inability to prepare financial statements using US GAAP; and
•the risk related to the impact of any new accounting pronouncements.
Hydro One cautions the reader that the above list of factors is not exhaustive. Some of these and other factors are discussed in more detail in the section entitled “Risk Management and Risk Factors” in the 2021 MD&A.
In addition, Hydro One cautions the reader that information provided in this MD&A regarding the Company’s outlook on certain matters, including potential future investments, is provided in order to give context to the nature of some of the Company’s future plans and may not be appropriate for other purposes.
Additional information about Hydro One, including the Company’s Annual Information Form, is available on SEDAR at www.sedar.com, the US Securities and Exchange Commission’s EDGAR website at www.sec.gov/edgar.shtml, and the Company’s website at www.HydroOne.com/Investors.

20